UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“we” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter and half year ended September 30, 2024.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On October 17, 2024, we announced our results of operations for the quarter and half year ended September 30, 2024. A copy of the outcome of the board meeting is attached to this Form 6-K as Exhibit 99.1.

We issued press releases announcing our results under International Financial Reporting Standards ("IFRS"), copies of which are attached to this Form 6-K as Exhibit 99.2.

We have placed the form of release to stock exchanges concerning our results of operations for the quarter and half year ended September 30, 2024 under Indian Accounting Standards (Ind-AS). A copy of the release to stock exchanges is attached to this Form 6-K as Exhibit 99.3.

The Board of Directors of the Company declared interim dividend of 21/- per equity share, fixed October 29, 2024 as a record date and November 8, 2024 as a payout date.

Based on the recommendation of the Nomination and Remuneration Committee, the Board of Directors of the Company, considered and approved the grant of 22,880 RSUs to six eligible employees under the 2015 Stock Incentive Compensation Plan effective from November 1, 2024.

The Board of Directors of the Company amongst other matters, approved acquisition of Blitz 24-893 SE and approved merger of WongDoody Inc (wholly owned subsidiary) and Blue Acorn iCi Inc, Outbox Systems Inc., d.b.a Simplus and Kaleidoscope Animations Inc (step-down subsidiaries) with Infosys Nova Holdings LLC (wholly owned subsidiary).

Also, The Board of Directors of the Company approved the Postal Ballot Notice to seek approval of the shareholders for the following:-

a)	Material Related Party Transactions between Infosys Limited and subsidiaries with Stater N.V.
b)	Material Related Party Transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.

Postal Ballot Notice shall be sent to the shareholders in due course and the same shall be filed with the exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

.

Infosys Limited

Date: October 17, 2024	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Outcome of the Board Meeting
99.2	IFRS USD press release
99.3	Form of Release to Stock Exchanges